                  U.S. Securities and Exchange Commission

                          Washington, D.C. 20549

                              Form 10–SB-12G/A

                              Amendment Number 1

                GENERAL FORM FOR REGISTRATION OF SECURITIES

                        FOR SMALL BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         LAKEFIELD VENTURES, INC.

              (Name of Small Business Issuer in its Charter)

            Nevada

(State or other jurisdiction of          (IRS Employer ID Number)

incorporation or organization)

           (Address of Principal Executive Offices)(Zip Code)

104-1015 Columbia Street, Issuers Telephone Number: 604-351-3351
Suite 811 New Westminster BC, Fax: 604-519-1681
Canada V3M 6V33

Copies of Communications to:
Joseph I. Emas, Attorney at Law
1224 Washington Avenue
Miami Beach, Florida 33139
Telephone: 305-531-1174
Fax: 305-531-1274

        Securities to be Registered under Section 12(b) of the Act:

 Title of each class                     Name of each exchange on which

 to be so registered.                    Each class is to be registered

  Common Stock                                   Not Applicable

        Securities to be registered under Section 12(g) of the Act:

                               Common Stock

                             (Title of Class)

PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

General

We intend to commence business operations in the mineral property exploration sector. To date, we have not conducted any exploration activities.  We have entered into a mineral property option agreement with Peter Hawley of Val D’or Qyebec Canada, whereby we may acquire a 90% interest in a total of 6 mineral claims located in Levy Towship, Val D’or Mining District, Quebec, Canada.  We refer to these mineral claims respectively as the Kayla Property. This option is exercisable by us completing aggregate exploration expenditures of $15,000 on the Kayla Property by December 31, 2004, and a balance of 135,000 by December 31, 2005. The Property is also Subject to a 1% Net Smelter Return Royalty, payable to Peter Hawley.  To date, we have not entered the exploration phase of our business plan. Our corporate activities to date have mainly been of an organizational nature including the acquisition of our option and the preparatory work in conjunction with filing this registration statement.

Our objective is to conduct mineral exploration activities on the Kayla Property in order to assess whether these claims possess commercially viable mineralization of Copper and/or zinc and silver, and there can be no assurance that a commercially viable deposit exists on either property until sufficient and appropriate geological work, including economic feasibility has been performed.  Our proposed exploration program is designed to search for commercially exploitable deposits.

We were incorporated on February 6, 2002 under the laws of the state of Nevada. Our principal offices are located at 104-1015 Columbia Street, Suite 811 New Westminster, British Columbia, Canada. Our telephone number is 604-351-3351, Facsimile 604-519-1681.

We are subject to applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds as may be required by any governmental regulations or regulatory authorities. Governmental regulations and restrictions requires posting of a bond, sufficient to complete reclamation should a permittee fail to carry out his reclamation plan. This includes correcting any surface or ground water pollution resulting from the mining operation. While bonds are not released where pollutional discharges are identified, the cost of long-term treatment often greatly exceeds the bond amount. As a result, receiving streams and associated watershed areas may be degraded when a bond is forfeited and an operator stops treating discharges. The amount of the bond required has not yet been determined.

The Kayla Property

The Kayla property consists of at least 3 known mineralized zones open at depth and on strike. Zones 1, 2 and 3 occur at or near the contact of the Bourbeau Sill and the Blondeau Formation. At present management believes that these zones are genetically related and may be parts of one larger zone. Mineralization of these zones consists of disseminated – massive chalcopyrite, pyrite, pyrrhotite, silver, sphalerite and lesser amounts of arsenopyrite, marcasite and galena. A fourth zone adjacent to the west of the property consists of chalcopyrite bearing quartz veins. All zones are open at depth and on strike.

The Kayla Property contains 7 airborne Input anomalies, which are 6-channel strength. These are located on or near the above-mentioned zones and correspond to ground geophysical electromagnetic signatures.

The geology of the property is comparable in stratigraphic position and mineralization to the nearby Cooke Mine “8-5” massive sulphide deposit. This deposit is within cherty and felsic volcanoclastics of the Blondeau Formation, in contact with the Bourbeau Sill. Pyrrhotite, chalcopyrite and sphalerite are the dominant sulphides with lesser pyrite and galena. Lead isotope data on the “8-5” zone is that of an Archean volcanogenic massive sulphide of the Superior Province.

The “8-5” zone is considered a significant massive sulphide occurrence and shows that a major discovery of volcanogenitic massive sulphide deposit(s) within the Blondeau Formation is quite probable. The average grade of the “8-5” zone is estimated to be 2.97% Cu, 3.38% Zn, 1.04 OPT Ag and 0.012 OPT Au.

Due to the fact that the Kayla Property has the same stratigraphic position as the Cooke Mine “8-5” zone, similar mineralization, limited surface diamond drilling, encouraging surface and drill hole assays, and is present on surface, it is quite possible that the Kayla Property has excellent potential for an open pit or underground mine.

The work performed has been limited with the most comprehensive and documented work performed by Ojibway Resources Ltd. This report proposes a detailed Phase 1 exploration program, which consists of surface stripping, mapping and sampling over known geophysical anomalies to outline a second phase drill program.

PROPERTY DESCRIPTION, LOCATION AND ACCESS

The Kayla Property consists of 6 claims, which comprise a surface area of 95.70 hectares located in Levy Township, Quebec, Canada, 1 kilometer west of the town of Chapais, Quebec. The claims are registered with the Quebec Ministry of Energy and Resources and are in good standing

The property is favourable located 45 kilometers and 1 kilometer west of the towns of Chibougamau and Chapais, respectfully, 180 kilometers east of Demaraisville and 315 kilometers northeast of Val D’Or, Quebec, Canada. Direct access to the property is available via Highway 113, which bisects the central portion of the claim group, and via several maintained roads and trails.

Most of the property is forested by jack pine. A small creek traverses the southwest corner of the claim group. Topographic relief on the property is low. Supplies, services and manpower are available in the Chapais – Chibougamau area.

LOCAL GEOLOGY

The Kayla Property area is mostly underlain by the Blondeau Formation, which enclosed the Ventures and Bourbeau Sills. The rocks of this area underwent three folding events. The first one resulted in the formation of the Chapais syncline, which has an east – southeast axis. Simultaneously or perhaps later, the north flank of the syncline was deformed into a “Z” shaped structure. This structure is segmented into steeply plunging folds at the hinges, a synformal anticline and an antiformal syncline to the north. The intrusion of the Opemisca pluton may have modified the orientation of the fold axes.

The area is characterized by the presence of numerous faults, which can be grouped in three major orientations, northeast, east – west, and northwest (Lavoie, 1972). The northeast system includes the Gwillim Lake and Chibougamau Copper faults. Magnetic and geological data indicate that the hinge of the synform was displaced by the Gwillim Lake fault. The rocks are regionally metamorphosed to the greenschist facies, with local development of amphibolite facies, near intrusive margins.

The Kayla Property lies at or near the contact between the Blondeau Formation and the Bourbeau Sill. This contact is locally strongly sheared (Zone 2), the shearing being best developed in the chill margin of the Bourbeau Sill in this area.

Regionally, the dominantly felsic Blondeau Formation is characterized by a great variety of rhyolitic and dacitic lavas and their pyroclastic equivalents (Gobeil, 1973) which include acidic tuffs with chert horizons, some sediments derived from the acidic lavas. In a stratigraphic drill section to the Blondeau Formation at Barlow Lake, (Archer, 1984) 5 types of pyroclastic flows were recognized; minor mafic lava flows, volcanogenitic sediments, intraclastic sediments, heterolithic epiclastic sediments, and green and black shales. In the Kayla Property sections of the Blondeau Formation show the geology to consist of felsic and cherty volcanoclastites, chert horizons with some more massive and homogenous felsic volcanic rocks in places. The felsic volcanoclastites are the most abundant and also that the cherty volcanoclastites and chert horizons are largely restricted to the area near the massive sulphide zone. Minor green and black shales are interlayered within the felsic volcanoclastites. The Kayla Property consists of at least 3 known mineralized zones open at depth and on strike. Zones 1, 2 and 3 occur at or near the contact of the Bourbeau Sill and the Blondeau Formation. At present it is thought that these zones are genetically related and may represent the footwall of a larger ore body. Mineralization of these zones consists of disseminated – massive chalcopyrite, pyrite, pyrhotite, silver, sphalerite and lesser amounts of arsenopyrite, marcasite and galena.

Kayla property Exploration Program

PHASE ONE EXPLORATION PROGRAM

DESCRIPTION COST ($ US)

Geological Mapping
- Geology, Structures, Alteration
- 11days at $400 per day $ 4,400.00
Channel Sampling
- 4 days at $250 per day $ 1,000.00

Diamond Blade Rock Saw Rental (all inclusive)
- includes one diamond blade $ 600.00

36 Element Whole Rock Analyses
- 40 Samples at $25 per sample $ 1,000.00

Petrographic Study (all inclusive)
- includes thin section preparation and $ 3,000.00
electron probe work

Comprehensive Report (all inclusive) $ 5,000.00

Subtotal $15,000.00

PHASE TWO EXPLORATION PROGRAM

DESCRIPTION

COST ($ US)

Diamond Drilling
- 5,000 at $25 per foot $100,000.00

Geological Supervision
- 10 days at $400 per day $ 4,000.00

Geological Technician
- Core Splitting, Preparing Samples for Assay
- 10 days at $250 per day $ 1,000.00

Core Shack Rental (all inclusive) $ 500.00

36 Element Whole rock Analyses
- 80 Samples at $25 per sample $ 2,000.00

Geophysical Survey (all inclusive)
- Down Pulse Electromagnetic survey $ 10,000.00

Petrographic Study (all inclusive)
- includes thin section preparation and $ 6,000.00
electron probe work

Comprehensive Report (all inclusive) $ 5,000.00

Contingency $ 6,500.00
- Room and Board, Truck Rental
Forestry Drill Permit, etc…
Subtotal $135,000.00

Grand Total Phase One and Two Programs $150,000.00

The above described exploration program is a bare bones exploration budget designed to test the potential for a Cooke Mine style “8-5 Zone” hosted at the hanging wall position of the Bourbeau Sill on the Kayla Property.

If the surface drilling proves successful then additional related costs pertaining to the above described diamond drilling program and maybe calculated under a Phase Three budget and addressed in the Diamond Drilling Comprehensive Report. Phase Three expenses may include additional sampling and assaying, geochemical analysis, geophysical surveys, drilling, metallurgical and engineering work, reclamation, Property maintenance fees and salaries or fees paid for work on the Property.  The amount of such additional related costs cannot be determined until the completion of other two Phases.

Competition

The mineral industry is intensely competitive in all its phases.  We will compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

We must overcome significant barriers to enter into the business of mineral exploration as a result of our limited operating history. There can be no assurance that Lakefield Ventures Inc. will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not have a material adverse effect on our business, financial condition and operating results.

Administrative Offices

Lakefield Ventures, Inc. currently maintains its office at 104-1015 Columbia Street, Suite 811 New Westminster BC Canada. The telephone number is (604) 351-3351.  Other than this office, Lakefield Ventures, Inc. does not currently maintain any other office facilities, and does not anticipate the need for maintaining any additional office facilities at any time in the foreseeable future.  Lakefield Ventures, Inc. is provided with office space by its president at no charge to the company.

Employees

Lakefield Ventures, Inc. is an exploration stage company and currently has no employees other than its directors.  Management expects to hire staff as necessary, and does not anticipate a need to engage any full-time employees until the business plan is applied.

ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

OVERVIEW

Our plan of operations for the twelve months following the date of this annual report is to complete initial exploration programs on the Kayla property.  We anticipate that this program will cost $15,000, Phase 1 and $135,000, Phase 2 respectively.

In addition, we anticipate spending over the next year $10,000 on professional fees, $15,000 on phase one of our exploration program $0 on salaries and wages, $0 on travel costs, $0 on promotional expenses and $5000 on other administrative expenses.

Total expenditures over the next 12 months are therefore expected to be $30,000.  We will not be able to proceed with either Phase of our  exploration program, or meet our administrative expense requirements, without additional financing.

We will not be able to complete the initial exploration programs on our mineral property without additional financing.  We currently do not have a specific plan of how we will obtain such funding; however, we anticipate that additional funding will be in the form of equity financing from the sale of our common stock.  We may also seek to obtain short-term loans from our directors, although no such arrangement has been made.  At this time, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock or through a loan from our directors to meet our obligations over the next twelve months.  We do not have any arrangements in place for any future equity financing. Currently, management has been financing our operations and compliance requirements.

Results of Operations for Period Ending March 31, 2004

We did not earn any revenues during the period ending March 31, 2004.  We do not anticipate earning revenues until such time as we have entered into commercial production on the Kayla Property.  We are presently in the pre-exploration stage of our business and we can provide no assurance that we will discover economic mineralization levels of minerals on either property, or if such minerals are discovered, that we will enter into commercial production.

We incurred operating expenses in the amount of $2,276 for the fiscal year ended March 31,2004. .

Our net loss decreased from $24,759 in fiscal 2003 to $2,276 in fiscal 2004 primarily due to a general increase in company activity.

We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities.  For these reasons our auditors stated in their report that they have substantial doubt that we will be able to continue as a going concern.

At March 31, 2004, we had assets of $14,965 consisting of cash on hand in the amount of $12,465 and no resource property cost advances.

ITEM 3.  DESCRIPTION OF PROPERTY.

Lakefield Ventures, Inc.  currently maintains an office at 104-1015 ColumbiaStreet, Suite 811 New Westminster BC, Canada.  Lakefield Ventures, Inc.  is supplied office space by its Presidentat no change to the company.  The telephone number is (604) 351-3351. .

KAYLA PROPERTY

The Kayla Property consists of six claims totaling approximately 95.70 hectares, which are located in Levy Township, Val D’or Mining Ditrict  , Quebec. A 100% interest in these claims were recorded in the name of Peter Hawley, which he holds in trust for the Company.  the claims are in good standing until 2006.

Location of Kayla Property

The property is favorably located 45 kilometers and 1 kilometer west of the towns of Chibougamau and Chapais, respectfully, 180 kilometers east of Demaraisville and 315 kilometers northeast of Val D’Or, Quebec, Canada. Direct access to the property is available via Highway 113, which bisects the central portion of the claim group, and via several maintained roads and trails.

Most of the property is forested by jack pine. A small creek traverses the southwest corner of the claim group. Topographic relief on the property is low. Supplies, services and manpower are available in the Chapais – Chibougamau area.

Past Exploration of the Kayla Property

A listing of work conducted on the Kayla Property between 1950 and 1994. Detailed reports of the findings are available through the Ministry of Energy and Resources, Quebec.

1950

GM 618

Area Mines Magnetometer Survey

1952

GM 2253-A

Area Mines Geological Report

1952

GM 2253-B

Area Mines Diamond Drill Holes Logs (14)

1952

GM 1757

Area Mines Geological Report

1952

GM 2081-A

Rockfeller Syndicate Property Report

1952

GM 2081-B

Rockfeller Syndicate Magnetic and Resistivity Survey

1954

GM 3238

Area Mines Geochemical Survey

1954

GM 3239-A

Area Mines Electromagnetic Survey

1955

GM 3239-B

Area Mines Diamond Drill Holes Logs (17) plus Collar

                  Location Plan

1956

GM 4275

Area Mines Information Report

1958

GM 7776

Kisco Mines Ltd. Geological Report

1962

GM 11915

Rockfeller Diamond Drill Hole Logs (7 with Collar Location

                  Plan)

1967

GM 21397

Rockfeller Electromagnetic Survey

1967

GM 21060

Kisco Mines Ltd. Magnetic and Electromagnetic Surveys

1967

GM 21059

Kisco Mines Ltd. Geological Map and Interpretation

1967

GM 21202

Kisco Mines Ltd. Diamond Drill Logs (2) with 1 Sample Plan

1967

GM 21061

Kisco Mines Ltd., Diamond Drill Logs with Assays (4).

1968

GM 22422

Opemiska Copper Mines / Kisco Copper Mines, 2 Diamond Drill

Logs plus 1 Sample Log

1968

GM 23263

Rockfeller Exploration Program and (5) Diamond Drill Logs

1968

GM 23311

Rockfeller Report Magnetic Survey

1968

GM 25068

Opemisca Copper Mines – Government Report

1970

GM 26567

Opemisca Copper Mines – 2 Diamond Drill Logs

1972

GM 28232

Falconbridge Mining – 12 Diamond Drill Logs

1980

GM 36260

Falconbridge Mining Electromagnetic Survey

1980

GM 36261

Falconbridge Mining 1 Diamond Drill Log

1980

GM 37255

Falconbridge Mining 5 Diamond Drill Logs

1982

GM 38475

Falconbridge Mining Diamond Drill Logs

1992

Peter J. Hawley Obtained the Kayla Property by Staking

1993

P. Hawley Optioned the Kayla Property to Ojibway Resources

                  Ltd.

Ojibway Resources Ltd. Performed Line Cutting, Magnetic and

                                    VLF-EM Geophysical Surveys and Drilled

                                    Three surface Diamond Drill Holes.

1995              Ojibway Resources Ltd. Defaulted on the Property Agreement

                  and the Claims Were Returned to the Vendor, P. Hawley

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT.

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of Lakefield Ventures, Inc.  Also included are the shares held by all executive officers and directors as a group.

Number of Percentage of
Name and Address Shares Owned Class Owned Shares Owned

Michael Iverson
24549-53 Avenue
Langley BC, Canada 1,500,000 Common 42.74%

All directors and
executive officers as
a group (1 person) 1,500,000 Common 42.74%

The persons listed are officers and directors of Lakefield Ventures, Inc.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL

PERSONS.

The directors and executive officers currently serving Lakefield Ventures, Inc. are as follows:

Name                        Age                 Positions

                                                Held and Tenure

Michael Iverson              52                 President, Secretary,

                                                Treasurer, Principal

                                                Accounting Officer

                                                Since May 2003 and a

                                                Director Since March 2002

The directors named above will serve until the first annual meeting of

Lakefield Ventures, Inc.'s stockholders.  Thereafter, directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.

There is no arrangement or understanding between the sole director and officer of Lakefield Ventures, Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The sole directors and officers of Lakefield Ventures, Inc. will devote his time to Lakefield Ventures, Inc.'s affairs on an as needed basis.  As a result, the actual amount of time that he will devote to Lakefield Ventures, Inc.'s affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

Michael Iverson:

Mr. Michael Iverson has spent the last 11 years managing and administrating public companies. From 1992 to 2000 Mr. Iverson served as a director and president of Sasha Ventures (now eShippers Management Ltd.) a TSX listed company that maintains a web based application service, Inter Shipper, which delivers shipping information for all shipping rate tables.  From 1998 to present Mr. Iverson is a director and was CEO of Moreno Ventures Ltd., a TSX listed mining and exploration, company and has since changed its name to Niogold Corporation. From 1998 to present Mr. Iverson has served as a director and CEO of Fortuna Ventures Inc., a TSX listed mining and exploration  company.

Indemnification of Officers and Directors

As permitted by Nevada law, Lakefield Ventures, Inc.'s Articles of Incorporation provide that Lakefield Ventures, Inc. will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Lakefield Ventures, Inc.

Pursuant to the foregoing provisions, Lakefield Ventures, Inc. has been informed that, in the opinion of the Securities and Exchange Commission, such  indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

Pursuant to the Nevada Business Corporation Act, Lakefield Ventures, Inc.'s  Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit.  This exclusion of liability does not limit any right that a director may have to be indemnified and does not affect any directors liability under federal or applicable state securities laws.

Conflicts of Interest

The officers and directors of Lakefield Ventures, Inc. will not devote more than a portion of their time to the affairs of the company. There may be occasions when the time requirements of Lakefield Ventures, Inc. conflicts with the demands of his other business and investment activities.  Such conflicts may require that Lakefield Ventures, Inc. attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to Lakefield Ventures, Inc.

ITEM 6.  EXECUTIVE COMPENSATION.

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal year ended March 31, 2004.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/ SARs (#)	LTIP payouts ($)	All Other Compensation
Michael Iverson	President Sec, Treas	2004	0	0	0	0	0	0	0
		2003	0	0	0	0	0	0	0
				0	0	0	0	0	0

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Prior to the date of this registration statement, Lakefield Ventures, Inc. issued to its Officers and Director, and to other shareholders, a total of 3,510,000 shares of Common Stock for a total of $29,250 in cash. Certificates evidencing the Common Stock issued by Lakefield Ventures, Inc. to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders.  For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such common stock.

No officer, director, promoter, or affiliate of Lakefield Ventures, Inc. has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by Lakefield Ventures, Inc. through security holdings, contracts, options, or otherwise.

Although there is no current compensation plan in existence, it is possible that Lakefield Ventures, Inc. will adopt a plan to pay or accrue compensation to its sole Officers and Directors for services related to development of the company’s exploration plan

During the period ended March 31, 2003, Lakefield Ventures, Inc. incurred $9,600 for management consulting services provided by two directors of Lakefield Ventures, Inc.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

Lakefield Ventures, Inc.'s Restated Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock.  Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds: and, in the event of liquidation, dissolution or winding up of the affairs of Lakefield Ventures, Inc. In the event that any of the aforementioned situations occur holders of common stock are entitled to receive, ratably, the net assets of Lakefield Ventures, Inc. available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights.  All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable.  To the extent that additional shares of Lakefield Ventures, Inc.'s Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

Lakefield Ventures, Inc.'s Restated Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock.  The Board of Directors of Lakefield Ventures, Inc. is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock.  No preferred stock has been issued by Lakefield Ventures, Inc. Lakefield Ventures, Inc. anticipates that preferred stock may be utilized in the future for making acquisitions.

Transfer Agent

On October 10,2002 the Company engaged Holladay Stock Transfer of Scottsdale Arizona to continue to serve in the capacity of transfer agent in order to facilitate the creation of a public trading market for Lakefield Ventures, Inc.'s securities.

Reports to Stockholders

Lakefield Ventures, Inc. plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. It is the present intention of management to continue furnishing annual reports to stockholders.  Additionally, Lakefield Ventures, Inc. may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. Lakefield Ventures, Inc. intends to comply with the  periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY

AND OTHER SHAREHOLDER MATTERS.

No public trading market exists for Lakefield Ventures, Inc.'s securities and all of its outstanding securities are restricted securities as defined in Rule 144.  There were 46 shareholders of record of Lakefield Ventures, Inc.'s common stock on March 31, 2004.

ITEM 2.  LEGAL PROCEEDINGS.

Lakefield Ventures, Inc. is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Lakefield Ventures, Inc. and no owner of record or beneficial owner of more than 5.0% of the securities of Lakefield Ventures, Inc or any associate of any such director, officer or security holder is a party adverse to Lakefield Ventures, Inc. or has a material interest adverse to Lakefield Ventures, Inc. in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Since February 6, 2002 (inception) Lakefield Ventures, Inc. has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

                                                   DATE &

NAME                     ADDRESS                   $ AMOUNT         SHARES

Virendra Aggarival 1204-40 Carabob Court 03/08/2002 75,000
Scarborough On, Canada $750.00

Payal Batra 2050 West 60th Avenue 03/05/2002 150,000
Vancouver BC, Canada $1500.00

Bruno Benedet 414 North Boundary Road 07/03/2002 10,000
Burnaby BC, Canada $500.00

Dairen Edwards 20045-46A Avenue 03/21/2002 100,000
Langley BC, Canada $1000.00

Keith Churchill 15220 Guilford Drive 04/19/2002 14,000
Surrey BC, Canada $700.00

David Ebert 2793 West 22nd Avenue 06/20/2002 10,000
Vancouver BC, Canada $500.00

Wayne Hunter 3858 Garibaldi Drive 06/30/2002 10,000
North Vancouver BC, Canada $500.00

Marissa Hunter 3858 Garibaldi Drive 06/30/2002 10,000
North Vancouver BC, Canada $500.00

Nathan Henry 1873 Winfield Drive #18 07/30/2002 22,000
Abbottsford BC, Canada $1100.00

Kalum Iverson 3612 West 2nd Avenue 04/12/2002 70,000
Vancouver BC, Canada $3500.00

Tia Iverson 20881-56th Avenue, Suite 201 04/18/2002 80,000
Langley BC, Canada $4,000.00

Todd McMahon 6197-166A Street 06/06/200 25,000
Surrey BC, Canada $250.00

Lawson Kerster 3215 Mathers Avenue 03/23/2002 125,000
West Vancouver BC, Canada $1250.00

Melanie Mahussier 602 Bosworth Street 03/11/2002
Patterson Coquitlam BC, Canada $1500.00 150,000

Arielle Patterson 602 Bosworth Street 03/20/2002 150,000
Coquitlam BC, Canada $150,000

Hari Puri 604 McLevin Avenue 03/08/2002 75,000
Scarborough ON, Canada $750.00

Nargis Sunderjit 2838 SW Marine Drive 03/08/2002 150,000
Vancouver BC, Canada $1500.00

Chotu Singh 179 West 6th Avenue 03/10/2002 150,000
Vancouver BC, Canada $1500.00

Sanjiv Uppal 42 Rangeley Drive 03/07/2002 150,000
Scarborough ON, Canada $1500.00

Dan Upton 126 East 12th Street 07/30/2002 14,000
North Vancouver BC, Canada $700.00

David Vaughan 5833 246B Street 03/15/2002 140,000
Langley BC, Canada $1400.00

Jason Watson 20734-40th Avenue 03/14/2002 135,000
Langley BC, Canada $1350.00

Jacques Brunelle 100 Marchand Avenue 02/04/2004 10,000
Val D’or, Quebec Canada $500.00

Aleta Sarchet 24081 Robertson Crescent 02/15/04 10,000
Langley BC, Canada $500.00

Sharon Vaughan 5833-246B Street 02/20/04 10,000
Langley BC, Canada $500.00

Glenn Williams 8814-216 Street 02/19/04 10,000
Langley BC, Canada $500.00

Tracey Jongema 855 Hinotes Court 01/20/04 10,000
Lynden WA, USA $500.00

Peter Jongema 855 Hinotes Court 01/20/04 10,000
Lynden WA, USA $500.00

Jeffrey Duncan 388 Drake Street, Suite 507 01/15/04 10,000
Vancouver BC, Canada $500.00

Tamara O’Doherty 7179-201 Street, suite 51 01/18/2004 10,000
Langley BC, Canada $500.00

Chrissy Duncan 388 Drake Street, Suite 507 01/15/2004 10,000
Vancouver BC, Canada $500.00

Lorette Megalos 7321 Montecito Drive 02/23/2004 5,000
Burnaby BC, Canada $250.00

Darlene Watson 8566 Flowering Place 02/23/2004 5,000
Burnaby BC, Canada $250.00

Susan Iverson 24549-53 Avenue 02/08/2004 10,000
Langley BC, Canada $500.00

Philip Roy 20765-39A Avenue 02/20/2004 10,000
Langley BC, Canada $500.00

Keith Diewold 7899 Thrasher Street 02/08/2004 10,000
Mission BC, Canada $500.00

Mai Iverson 8490 Nottman Street 02/08/2004 5,000
Mission BC, Canada $250.00

Michelle Diewold 7899 Thrasher Street 02/08/2004 5,000
Mission BC, Canada $250.00

Andrea Dennis 5610 Blenheim Street 02/03/2004 10,000
Vancouver BC, Canada $500.00

Archer Watson 8566 Flowering Place 02/22/2004 10,000
Burnaby BC, Canada $500.00

Roy BuxBaum 365 Ginger Drive, unit 14 02/10/2004 30,000
New Westminster BC $1,500.00

Isbart Buxbaum 1859 Shore Crescent 02/15/2004 10,000
Abbotsford BC, Canada $500.00

Gerta Buxbaum 1859 Shore Crescent 02/15/2004 10,000
Abbotsford BC, Canada $500.00

Karen Keeny 2773 Fir Street 02/14/2004 20,000
Vancouver BC, Canada $1000.00

Guy Seeklus 3123 Sasamat Street 02/20/2004 20,000
Vancouver BC, Canada $1000.00

Each of the sales listed above was made for cash or services. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2)and or Regulation S of the Securities Act of 1933.

Based upon Purchaser Subscription forms completed by each of the subscribers and the pre-existing relationship between the subscribers of Lakefield Ventures, Inc.'s sole officer and director, Lakefield Ventures, Inc. had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers:

     (1)  were purchasing for investment and not with a view to re-distribute, and

     (2)  had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks.

          The purchasers had access to pertinent information enabling them to ask informed questions.

The shares were issued without the benefit of registration.  An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Lakefield Ventures, Inc.'s transfer records.  All such sales were effected without the aid of underwriters, and no sales commissions were paid.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation and the Bylaws of Lakefield Ventures, Inc., filed as Exhibits 3.1 and 3.2, respectively, provide that   Lakefield Ventures, Inc. will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in Lakefield Ventures, Inc.'s best interest and is a party by reason of her status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                          FINANCIAL STATEMENTS

LAKEFIELD VENTURES INC.

(An Exploration Stage Company)

                            FINANCIAL STATEMENTS

March 31, 2004

(Stated in U.S. Dollars)

LAKEFIELD VENTURES, INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

For the year ended March 31, 2004 and 2003

F-2

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS’ REPORT

To the Board of Directors and Shareholders

Lakefield Ventures, Inc.

We have audited the accompanying balance sheet of Lakefield Ventures, Inc. as of March 31, 2004 and the related consolidated statement of operations, changes in shareholders’ equity, and cash flows for the year ended March 31, 2004.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Lakefield Ventures, Inc as of and for the year ended September 30, 2002 were audited by other auditors whose report dated December 20, 2002 on those statements included an explanatory paragraph that described the consolidated financial statements were prepared assuming that the Company will continue as a going concern and those statements did not include any adjustments resulting from that uncertainty.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lakefield Ventures, Inc. as of March 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1(c) to the financial statements, the Company incurred a net loss of $27,035 since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfill its exploration activities.  These factors raise substantial doubt that the Company will be able to continue as a going concern.  Management's plans in regard to these matters are also discussed in Note 1(c).  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JEWETT, SCHWARTZ & ASSOCIATES

Hollywood, Florida

June 18, 2004

LAKEFIELD VENTURES, INC.
(An Exploration Stage Company)

BALANCE SHEET
MARCH 31, 2004

ASSETS

CURRENT ASSETS:
Cash	$ 12,465

TOTAL CURRENT ASSETS	12,465

OTHER ASSETS	2,500

TOTAL ASSETS	$ 14,965

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	$ -

TOTAL CURRENT LIABILITIES	-

SHAREHOLDERS' EQUITY
Preferred stock, $.001par value, 10,000,000 shares authorized,
no shares issued and outstanding	-
Common stock, $.001 par value 50,000,000 shares authorized
3,550,000 shares issued and outstanding	3,550
Additional paid-in capital	38,450
Accumulated deficit	(27,035)

TOTAL SHAREHOLDERS' EQUITY	14,965

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 14,965

LAKEFIELD VENTURES, INC.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS

	For the Year	For the Year	For the Period
	Ended	Ended	from February 6,
	March 31,	March 31,	2002 (inception)
	2004	2003	to March 31, 2004

REVENUES	$ -	$ -	$ -

Cost of operations	-	-	-

GROSS PROFIT	-	-	-

OPERATING EXPENSES
General and administrative expenses	2,276	24,759	27,035

Total operating expenses	2,276	24,759	27,035

Loss from continuing operations
before provision for income taxes	(2,276)	(24,759)	(27,035)

Provision for income taxes	-	-	-

NET LOSS	$ (2,276)	$ (24,759)	$ (27,035)

Loss per common share:
Net loss from continuing operations	$ -	$ -	$ -

Weighted average common shares outstanding - basic and diluted	3,328,247	3,131,978	3,147,457

LAKEFIELD VENTURES, INC.
		(An exploration stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock
	10,000,000 shares authorized		50,000,000 shares authorized		Additional		Total
	Shares	Par Value	Shares	Par Value	Paid-in	Accumulated	Shareholders'
	Issued	$.001 per share	Issued	$.001 per share	Capital	Deficit	Equity

BALANCE, FEBRUARY 6, 2002 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Common shares issued at par value	-	-	1,500,000	1,500	-	-	1,500
Common shares issued at $0.01 per share	-	-	1,550,000	1,550	13,950	-	15,500
Net loss	-	-	-	-	-	-	-

BALANCE, MARCH 31, 2002	-	$ -	3,050,000	$ 3,050	$ 13,950	$ -	$ 17,000
Common shares issued at $0.05 per share	-	-	245,000	245	12,005	-	12,250
Net loss	-	-	-	-	-	(24,759)	(24,759)

BALANCE, MARCH 31, 2003	-	$ -	3,295,000	$ 3,295	$ 25,955	$ (24,759)	$ 4,491
Common shares issued at $0.05 per share			255,000	255	12,495	-	12,750
Net loss	-	-	-	-	-	(2,276)	(2,276)

BALANCE, MARCH 31, 2004	-	$ -	3,550,000	$ 3,550	$ 38,450	$ (27,035)	$ 14,965

LAKEFIELD VENTURES, INC.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

			For the Period
	For the Year	For the Year	from February 6,
	Ended	Ended	2002 (inception) to
	March 31, 2004	March 31, 2003	March 31, 2004
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$ (2,276)	$ (24,759)	$ (27,035)
Changes in assets and liabilities:
Prepaid expenses and other assets	3,206	(5,706)	(2,500)
Accounts payable and accrued expenses	(1,400)	1,400	-
NET CASH USED IN OPERATING ACTIVITIES	(470)	(29,065)	(29,535)

CASH FLOW FROM INVESTING ACTIVITIES	-	-	-
NET CASH USED IN INVESTING ACTIVITIES	-	-	-

CASH FLOW FROM FINANCING ACTIVITIES:
Net proceeds from the issuance of common stock	12,750	12,250	42,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	12,750	12,250	42,000

Increase in Cash and Cash Equivalents	12,280	(16,815)	12,465

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	185	17,000	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 12,465	$ 185	$ 12,465

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -

NOTE 1 - NATURE OF OPERATIONS

Organization - The Company was incorporated in Nevada on February 6, 2002.  The Company changed its fiscal year-end from September 30th to March 31st.

Exploration Stage Activities - The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties.  Upon location of a commercial minable reserve, the Company expects to actively prepare the site for its extraction and enter a development stage.

Going Concern - The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has no sales and has incurred a net loss $2,276 for the year ended March 31, 2004; a net loss of $24,759 for the year ended March 31, 2003; and a net loss of $27,035 for the period from February 6, 2002 (inception) to March 31, 2004. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its mineral properties.  Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Recent Accounting Pronouncements - In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 145 ("Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections"). This statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Any gain or loss on the extinguishment of debt that was classified as an extraordinary item in prior periods has been reclassified into continuing operations.

In June 2002, the FASB issued Statement No. 146, ("Accounting for Costs Associated with Exit or Disposal Activities"). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Prior to this statement, a liability was recognized when the entity committed to an exit plan. Management believes that this statement will not have a material impact on the Company's financial statements; however, the statement will result in a change in accounting policy associated with the recognition of liabilities in connection with future restructuring charges.

In November 2002, the FASB issued Interpretation No. 45, ("Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others.") This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded.

In December 2002, the FASB issued Statement No. 148 ("Accounting for Stock-Based Compensation - Transition and Disclosure"). This statement amends FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

In January 2003, the FASB issued Interpretation No. 46 ("Consolidation of Variable Interest Entities"). The interpretation defines a variable interest entity as corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights nor (b) has equity investors that do not provide sufficient financial resources for the equity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company would have to consolidate any of its variable interest entities that meet the above criteria as of July 1, 2003. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Management is in the process of determining if its interests in unconsolidated entities qualify as variable interest entities and, if so, whether the assets, liabilities, non-controlling interest, and results of activities are required to be included in the Company's consolidated financial statements.

In May 2003, the FASB issued Statement No. 150 ("Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Company is currently classifying financial instruments within the scope of this Statement in accordance with this Statement.   This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not believe that this Statement will have a material impact on the Company's financial statements.

Mineral Property Option Payments and Exploration Costs - The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves.   To date, the Company has not established the commercial feasibility of its exploration prospects; therefore, all costs are being expensed.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and  accepted accounting principles requires management to make estimates and  assumptions  that  affect the reported  amounts  of  assets  and liabilities,  and disclosure of contingent assets and liabilities  at the  date  of the financial statements, and the reported  amounts  of revenues and expenses for the reporting period.  Actual results could differ from these estimates.

Income Taxes - The Company has adopted Statement of Financial Accounting Standards No.  109 - "Accounting for Income Taxes" (SFAS 109).  This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes.  If it is more likely than not that some portion or all of a deferred tax asset will not realized, a valuation allowance is recognized.

Basic and Diluted Loss Per Share - In accordance  with SFAS No. 128 - "Earnings Per Share",  the  basic loss  per common share is computed by dividing net loss available  to common  stockholders by the weighted average number of common  shares outstanding.   Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued  and if the  additional common shares were dilutive.  At September 30, 2002, the Company has no common stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

NOTE 3 - MINERAL PROPERTY INTEREST

The Company has entered into an option agreement, dated April 15, 2002 to acquire a 90% interest in a total of six mineral claims located in the Levy Township in Quebec, Canada. In  order  to  earn  its  interests, the Company  made  a  cash  payment totaling  $2,500  upon consummating the agreement. Under the terms of the agreement the Company is required to incur exploration expenditures totaling $150,000, of which $15,000 is required to be expended by December 31, 2004 and $135,000 is required to be expended by December 31, 2005. The properties are subject to 1% net smelter return royalty fees.

NOTE 4 – CONTINGENCY

Mineral Property - The Company's mineral property interests have been acquired pursuant to option agreements.  In order to retain its interest, the Company must satisfy the terms of the option agreements described in Note 3.

NOTE 5 - RELATED PARTY TRANSACTIONS

During the period ended March 31, 2003, the Company incurred $9,600 for management consulting services provided by two directors of the Company.

Effective  February  6,  2002, the Company  entered  into  a  management consulting  agreement with a director which pays $12,000 per  annum  and expired February 6, 2004.

Exhibits

2.Articles of Incorporation*

3.Bylaws*

5.Kayla Property Option Agreement*

6.Management Agreement*

7.Kayla Property Extension

Additional Exhibits

8.Consent of Jewett, Schwartz and Associates

Subscription Agreements*

* Previously filed on form 10SB-12G

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934 the

 Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Lakefield Ventures, Inc.

/S/ Michael Iverson

Michael Iverson

(President, Secretary, Treasurer,

Principal Accounting Officer and Director)

Date: July 6, 2004